82-4579

ANGLOVAAL MINING
AVMIN

Anglovaal Mining Limited
56 Main Street, Johannesburg,
South Africa 2001
PO Box 62379, Marshalltown
South Africa 2107
Telephone (011) 634 9111
International telephone (+27 11) 634 9111
Facsimile (011) 634 0038
International Facsimile (+27 11) 634 0038
www.avmin.co.za

Reference ~~82-4482~~
Rule 12g 3 – 2 (b)

SUPPL

14 May 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

04030306

RECEIVED
2004 MAY 24 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Dear Sirs

RESULTS OF GENERAL MEETING

We enclose a copy of the above results dated 15 April 2004 which has been posted to shareholders.

Yours faithfully
For and on behalf of
African Rainbow Minerals Limited
(Formerly Anglovaal Mining Limited)

RH Phillips
Group Company Secretary

dlw 5/24

H:\Avmin 2004\Letters\OLCFS - Washington - April 2004.doc

ANGLOVAAL ● MINING

Anglovaal Mining Limited

(Incorporated in the Republic of South Africa)
(Registration number 1933/004580/06)
Share code: AIN ISIN: ZAE000017141
("Avmin")

RESULTS OF GENERAL MEETING

Deutsche Securities (SA) (Proprietary) Limited is authorised to announce the results of the general meeting of Avmin shareholders, held today, Thursday, 15 April 2004, convened in terms of the notice of meeting contained in the circular to Avmin shareholders issued on 23 March 2004.

Shareholders of Avmin are advised that the ordinary resolutions to implement a range of indivisible transactions involving Avmin, Harmony Gold Mining Company Limited and African Rainbow Minerals & Exploration Investments (Proprietary) Limited and the special resolutions to effect an increase in the authorised share capital of Avmin and the change of name of Avmin to African Rainbow Minerals Limited were passed by the requisite majority of Avmin shareholders at the general meeting. The special resolutions have been lodged with the Registrar of Companies for registration.

Avmin shareholders are further advised that the Competition Tribunal has approved the transactions without conditions.

Shareholders are advised of the following salient dates with regard to the change in name:

	2004
Last day to trade under the old name "Anglovaal Mining Limited"	Thursday, 22 April
Name change effected and commencement of trade under the new name "African Rainbow Minerals Limited"	Friday, 23 April
Record date for the change of name	Friday, 30 April
New shares listed on the JSE Securities Exchange, South Africa under the share code: ARI	Monday, 3 May
New share certificates reflecting the change of name posted by registered post or first class post in the United Kingdom to Avmin shareholders who have surrendered their documents of title on or before the close of business on the record date (see note 1)	Monday, 3 May
Dematerialised shareholders' safe custody accounts updated with the new name by their Central Securities Depository Participant or broker	Monday, 3 May

Notes:

1. Avmin shareholders who surrender their existing documents of title after the record date, will have their new share certificates mailed within five business days of receipt thereof by the transfer secretaries, by registered post or first class post in the United Kingdom, at the risk of the shareholders concerned.
2. *Forms of surrender were posted to certificated shareholders with the circular dated 23 March 2004. Certificated shareholders are reminded to* surrender their Avmin share certificates.

Johannesburg
15 April 2004

Financial adviser and sponsor to Avmin

Deutsche Securities
Member of the Deutsche Bank Group

INCE